S&P Global 55 Water Street New York, NY 10041	Alma Rosa Montañez Chief Corporate Counsel & Assistant Corporate Secretary T 212.438.2071 alma.montanez@spglobal.com spglobal.com

26 May 2022

By EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Nasreen Mohammed and Suying Li

Re: S&P Global Inc.

Form 10-K filed February 8, 2022

Form 8-K/A furnished May 3, 2022

File No. 001-01023

Dear Ms. Mohammed and Mr. Li:

S&P Global Inc. (the “Company”) is in receipt of the letter dated May 12, 2022, from the staff of the United States Securities and Exchange Commission (the “Staff”) with respect to the Company’s Form 8-K/A furnished on May 3, 2022. We are submitting this letter as a follow-up to a conversation with members of the staff on May 23, 2022. The Company respectfully advises the Staff that it anticipates providing its response to the comment letter by Monday, June 6, 2022.

If you have any questions, please do not hesitate to call me at (212) 438-2071.

Sincerely,

/s/ Alma Rosa Montañez

Alma Rosa Montañez

Assistant Corporate Secretary & Chief Corporate Counsel

cc:	Christopher Craig, Senior Vice President and Chief Accounting Officer